

Life insurance underwritten by
Ozark National Life*
(816) 842-6300

Mutual funds offered through
N.I.S. Financial Services, Inc.*
(816) 842-8685

March 3, 2026

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

To whom it may concern:

Enclosed please find a copy of our Certified Financial Statement as of December 31, 2025, which we are required as a Broker/Dealer to file with you.

The delay to our submission is due to issues with our application for access to EDGAR which has been granted as of today March 3, 2026.

Should you have any questions, please feel free to contact us at any time.

Sincerely,
N.I.S. Financial Services, Inc.

Natalie Aguinaga
Office Manager

Offering the **Balanced** Program®

Ozark National Life Insurance Company
500 E. 9th St., Kansas City, Missouri 64106-2627

* *Wholly Owned Subsidiaries of* Americo Financial Life and Annuity
Insurance Company

OZARK-NATIONAL.COM

Forvis Mazars, LLP
1201 Walnut Street, Suite 1700
Kansas City, MO 64106
P 816.221.6300 | F 816.221.6380
forvismazars.us



Independence Letter

February 27, 2026

Board of Directors
N.I.S. Financial Services, Inc.
Kansas City, Missouri

PCAOB Rule 3526, *Communication with Audit Committees Concerning Independence*, requires that we disclose to you in writing, at least annually, all relationships between our firm and any affiliates and your Company and its related entities or persons in financial reporting oversight roles at your Company that may reasonably be thought to bear on independence. We have prepared the following comments to facilitate our discussion with you regarding any such matters arising since January 19, 2026, the date of our last letter.

Relationships That May Bear on Independence

The following is a description of such relationships as of February 27, 2026, of which we are aware that are relevant to our audit of the Company's financial statements for the year ended December 31, 2025.

We are not aware of any such relationships.

Confirmation of Independence

We confirm that we are independent of the Company in compliance with Rule 3520 and within the meaning of the federal securities laws administered by the Securities and Exchange Commission.

As further required by PCAOB Rule 3526, we will be pleased to discuss the potential effects of such relationships on our independence with respect to the Company.

This letter is intended solely for use by you and other members of the Board of Directors in your consideration of our independence as auditors, and should not be used for any other purpose.

Sincerely,

Forvis Mazars, LLP

Kansas City, Missouri

Forvis Mazars, LLP
1201 Walnut Street, Suite 1700
Kansas City, MO 64106
P 816.221.6300 | F 816.221.6380
forvismazars.us



Communication of Internal Control-Related Matters

Management
N.I.S. Financial Services, Inc.
Kansas City, Missouri

In conjunction with our audit of the financial statements of N.I.S. Financial Services, Inc. (the "Company") as of and for the year ended December 31, 2025, we noted certain matters that we consider to be control deficiencies that we do not consider to be material weaknesses or significant deficiencies. Our audit was performed in accordance with the standards established by the Public Company Accounting Oversight Board (PCAOB).

PCAOB standards define a control deficiency as follows:

- A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements of the Company's annual or interim financial statements on a timely basis. A deficiency in design exists when a control necessary to meet a control objective is missing or an existing control is not properly designed so that, even if the control operates as designed, a control objective would not be met. A deficiency in operation exists when a properly designed control does not operate as designed or when the person performing the control does not possess the necessary authority or competence to perform the control effectively.

Control Deficiencies

- **Segregation of Duties - Cash Outflows**

    ° The President & CEO of N.I.S. Financial Services, Inc. and the Vice President and Treasurer of Ozark National Life Insurance Company have the ability to make a computer entry, generate a payment, authorize payments, have access to the mechanical signature device, can record electronic fund transfers and can create and change computer journal entries made.

- **Segregation of Duties - Cash Inflows**

    ° The President & CEO, Back Office Manager, and Accounting Clerk for N.I.S. Financial Services, Inc. maintain access functions over cash receipts and maintain certain recording and monitoring duties.

- **Cash Outflow Controls**

    ° There is no formal process for preventing an invoice from being paid twice.

- **Top-Sided Journal Entries**

    ° Certain journal entries are not recorded in the general ledger

- **Revenue Recognition Footnote**

    ° Disaggregated revenue footnote does not include gross/net sales revenue and therefore does not agree back to the face of the financials.

- **Income Tax Provision**

  ° Federal tax provision calculation did not include correct state income tax expense deduction.

This communication is intended solely for the information and use of the Board of Directors, management, and others within the Company and is not intended to be and should not be used by anyone other than these specified parties.

Forvis Mazars, LLP

Forvis Mazars, LLP

Kansas City, Missouri
February 27, 2026


N.I.S. Financial Services, Inc. Exemption Report

N.I.S. Financial Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k):

> (1) The provisions of this section shall not be applicable to a broker or dealer meeting all of the following conditions:
>
> (i) The broker's or dealer's transactions as dealer (as principal for its own account) are limited to the purchase, sale, and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company; except that a broker or dealer transacting business as a sole proprietor may also effect occasional transactions in other securities for its own account with or through another registered broker or dealer;
>
> (ii) The broker's or dealer's transactions as broker (agent) are limited to:
>
> (*a*) The sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company;
>
> (*b*) the solicitation of share accounts for savings and loan associations insured by an instrumentality of the United States; and
>
> (*c*) the sale of securities for the account of a customer to obtain funds for immediate reinvestment in redeemable securities of registered investment companies; and

(iii) The broker or dealer promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

(iv) Notwithstanding the foregoing, this section shall not apply to any insurance company which is a registered broker-dealer, and which otherwise meets all of the conditions in paragraphs (k)(1) (i), (ii), and (iii) of this section, solely by reason of its participation in transactions that are a part of the business of insurance, including the purchasing, selling, or holding of securities for or on behalf of such company's general and separate accounts.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(1) throughout the most recent fiscal year without exception.

N.I.S. Financial Services, Inc.

I, Brent Burkholder, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Title: President

January 28, 2026

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-15919

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: N.I.S. Financial Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

500 East 9th Street
(No. and Street)

Kansas City	MO	64106-2627
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brent Burkholder, President	816-842-6300	brent.burkholder@ozark-national.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

FORVIS MAZARS, LLP
(Name – if individual, state last, first, and middle name)

1201 Walnut Street	Kansas City	MO	64106-2246
(Address)	(City)	(State)	(Zip Code)

10/16/2003	686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brent Burkholder, President, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of N.I.S. Financial Services, Inc., as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CHARLENE M ZEDELL
Notary Public - Notary Seal
STATE OF MISSOURI
Jackson County
My Commission Expires Sept. 22, 2028
Commission #24400557

Charlene M Zedell
2/20/26

Signature: [signature]

Title:
President

This filing** contains (check all applicable boxes):

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Report to the Board of Directors and Shareholder

N.I.S. Financial Services, Inc.

Results of the 2025 Financial Statement Audit, Including Required Communications

December 31, 2025

Contents





Executive Summary

Audit Summary

Timing of Our Engagement

Our audit procedures occurred primarily between October 2025 and February 2026. The resulting opinion from our audit is as follows:

Our Financial Statement Reporting Opinions

We have issued an unqualified opinion as to whether the financial statements of N.I.S. Financial Services, Inc. (the "Entity"), as of and for the year ended December 31, 2025, are fairly presented, in all material respects, and that the supplemental information, required under Rule 17a-5 of the *Securities Exchange Act of 1934*, accompanying the financial statements is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Our Exemption Report Review

Based on our review, we are not aware of any material modifications that should be made to management's statement on the N.I.S. Financial Services, Inc.'s Exemption Report for them to be fairly stated, in all material respects.

Our Agreed-Upon Procedures

We have also issued our report on our performance of agreed-upon procedures enumerated in Rule 17a-5e(4) of the *Securities Exchange Act of 1934* and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, on the Certification of Exclusion From Membership (SIPC-3) for the year ended December 31, 2025, in accordance with attestation standards established by the PCAOB and attestation standards established by the American Institute of Certified Public Accountants (AICPA), noting no differences.

Other Services Provided

Services provided during the year ended December 31, 2025, have included:

- Review of exemption report for the year ended December 31, 2024

- Application of agreed-upon procedures enumerated in Rule 17a-5e(4) of the *Securities Exchange Act of 1934*

Required Communications (AS 1301)

The following matters are required communications we must make to you, including these responsibilities:

Overview & Responsibilities

Matter	Discussion
Scope of Our Audit	This report covers audit results related to your financial statements and supplementary information: • As of and for the year ended December 31, 2025 • Conducted in accordance with our contract dated September 29, 2025 • We have issued our report dated February 27, 2026
Our Responsibilities	Forvis Mazars is responsible for planning and performing the audit in order to form and express an opinion about whether the financial statements are free of material misstatement, whether caused by error or fraud, and are fairly presented in accordance with accounting principles generally accepted in the United States of America (GAAP).
Audit Scope & Inherent Limitations to *Reasonable Assurance*	An audit performed in accordance with the standards of the Public Company Accounting Oversight Board (United States) is designed to obtain reasonable, but not absolute, assurance about the financial statements. Absolute assurance is not attainable because of the nature of audit evidence and the characteristics of fraud. Because an audit of the financial statements is designed to provide reasonable, but not absolute, assurance and because we did not perform a detailed examination of all transactions, there is a risk that material misstatements may exist and not be detected by us.



Matter	Discussion
Extent of Our Communication	The standards of the PCAOB require communication of significant matters related to the financial statement audit that are relevant to the responsibilities of the Audit in overseeing the financial reporting process. Such matters are communicated in the remainder of this deliverable or have previously been communicated during other phases of the audit. The standards do not require the auditor to design procedures for the purpose of identifying other matters to be communicated with Board of Directors and Shareholder.
Internal Controls Over Financial Reporting	As part of our audit, we considered internal controls in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements. An audit of financial statements does not include examining the effectiveness of internal controls and does not provide assurance on internal control.
Your Responsibilities	Our audit does not relieve the Board of Directors and Shareholder or management of their responsibilities. Their responsibilities and ours are further referenced in our contract/engagement letter.
Distribution Restriction	This communication is intended solely for the information and use of the following and is not intended to be, and should not be, used by anyone other than these specified parties: • The Board of Directors and Shareholder and Management

forv/s mazars

February 27, 2026


Qualitative Aspects of Significant Accounting Policies & Practices

The following matters are detailed in the following pages and included in our assessment:

Significant Accounting Policies

Management has the responsibility for selection and use of appropriate accounting policies. In accordance with the terms of our engagement contract, we will advise management about the appropriateness of accounting policies and their application.

Significant accounting policies are described in Note 1 of the audited financial statements.

No significant new accounting policies were adopted and the application of existing policies was not changed during the year ended December 31, 2025, except as noted below:

- ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*

Furthermore, we noted no transactions entered into by the Entity during the year that were controversial or areas where there is a lack of authoritative guidance or consensus or diversity in practice for which, under professional standards, we are required to inform you.

Critical Accounting Policies & Practices

Critical accounting policies and practices include those that are both most important to the portrayal of the Entity's financial condition and results of operations and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Critical accounting policies and practices are tailored to specific events in the current year, and the accounting policies and practices that are considered critical might change from year to year. We agree with the Entity's identification of its critical accounting policies.



Quality of Accounting Policies & Alternative Treatments

We have discussed with the Board of Directors and Shareholder and management our judgments about the quality, not just the acceptability, of the Entity's accounting principles as applied in its financial reporting. The discussions generally included such matters as the consistency of the Entity's accounting policies and their application, and the clarity and completeness of the Entity's financial statements, which include related disclosures.

We are required to report to the Board of Directors and Shareholder all alternative treatments within GAAP for accounting policies and practices related to material items that have been discussed with management, including recognition, measurement, presentation and disclosure alternatives, the ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the firm.

During the current audit period, we did not discuss with management any alternative treatments within GAAP related to material items.

Critical Accounting Estimates

Critical accounting estimates are estimates for which:

a) The nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change, and

b) The impact of the estimate on financial condition or operating performance is material

A description of the critical accounting estimate, management's estimation process, including significant assumptions that are highly subjective, and basis for conclusion on the reasonableness of those estimates are detailed in the following pages.

Significant Unusual Transactions

Professional standards define significant unusual transactions as transactions that are outside the normal course of business for the Entity or that otherwise appear to be unusual due to their timing, size, or nature.

We noted no significant unusual transactions during our audit.



Quality of the Entity's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the Entity's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you.

During the course of the audit, we made the following observations regarding the Entity's quality of financial reporting:

- Qualitative aspects of significant accounting policies and practices:

  o The results of our audit did not identify possible management bias in management's judgments about the amounts and disclosures in the financial statements. The financial statements are reasonably stated and in accordance with GAAP; and

  o Our audit procedures did not identify significant differences between the estimates we audited, and the estimates included within the financial statements. We did not identify indicators of possible bias on the part of the Company's management.

- Assessment of critical accounting policies and practices:

  o We assess revenue recognition as a significant audit risk and deemed the Company's policies and practices around revenue as critical. We have audited the disclosure of the accounting policy and amounts recorded in accordance with stated accounting policies and have determined they are fairly stated in accordance with GAAP.

- Conclusions regarding critical accounting estimates:

  o Concessions Receivable – Management's estimates of the receivable recorded is based on commission statements received subsequent to year-end. We evaluated the key factors and assumptions used to develop the estimate of these receivables in determining that it is reasonable in relation to the financial statements taken as a whole.



- Significant unusual transactions:
    - o We assessed the impact of the transaction discussed above in the "Significant Unusual Transaction" section and believe that management's analysis of the impact of this transaction on financial reporting has been appropriately analyzed in relation to the financial statements taken as a whole.

- Financial statement presentation:
    - o The financial statements and the related disclosures are in conformity with GAAP, including the form, arrangement, and content of the financial statements (including the accompanying notes). In terminology, amount of detail given, the classification of items, and the bases of amounts set forth in the financial statements are fairly presented in all material respects.

- New accounting pronouncements:
    - o No concerns as a result of our procedures performed regarding management's anticipated application of accounting pronouncements that have been issued but are not yet effective.

- Alternative accounting treatments:
    - o No alternative accounting treatments were discussed with management.



Critical Accounting Estimates – Details

Concessions Receivable

Management's estimates of the concessions receivable are based on Commission statements received subsequent to year-end. We evaluated the key factors and assumptions used to develop the estimate of these receivables in determining that it is reasonable in relation to the financial statements taken as a whole.

Deferred Federal Income Tax Asset

We evaluated management's oversight of the tax provision process and performed audit procedures over the completeness and accuracy of the provision, including testing key assumptions and judgments.

Uncorrected Misstatements Related to Accounts & Disclosures

A misstatement is a difference between the amount, classification, presentation, or disclosure of a reported financial statement item and that which is required for the item to be presented fairly in accordance with the applicable financial reporting framework.

Uncorrected Misstatements

Professional standards require us to accumulate all uncorrected misstatements related to accounts and disclosures identified during the audit, other than those that are clearly trivial, and communicate them to the appropriate level of management. A summary of the uncorrected misstatements is included as an attachment to this communication.

Management has determined, and we agreed, that their effects are immaterial, both individually and in the aggregate, to the financial statements taken as a whole.

The uncorrected misstatements or the matters underlying them could potentially cause future-period financial statements to be materially misstated even though, in our judgment, such uncorrected misstatements are immaterial to the financial statements under audit.



Nature of Uncorrected Misstatements

- Disaggregated revenue footnote does not include gross/net sales revenue and therefore does not agree back to the face of the financials

- To include correct state income tax expense deduction in federal tax provision calculation

Other Required Communications

Difficult or Contentious Matters for Which the Auditor Consulted

During the application of our audit procedures, we encountered certain issues in which we obtained consultation outside of our engagement team. We believe the following issues for which we obtained consultation are also relevant to your oversight of the financial reporting process:

- No matters are reportable

Disagreements With Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of the audit.



Consultation With Other Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Entity's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consulted party has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Significant Issues Discussed With Management

During the Audit Process

During the audit process, the following issues were discussed or were the subject of correspondence with management:

- Impact on the current audit for the firm's adoption of AS 2310, *The Auditor's Use of Confirmation*
- Tax impact of the 338(h)(10) election on N.I.S. Stand-Alone Financial Statements

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing our audit.

Related-Party Transactions

As part of our audit, we evaluated the Entity's identification of, accounting for, and disclosure of the Entity's relationships and transactions with related parties and parties in interest as required by our professional standards. We noted no such relationships or transactions that were previously undisclosed to us; significant transactions that had not been approved in accordance with the Entity's policies or procedures, or for which exceptions to the Entity's policies or procedures were granted; or significant transactions that appeared to lack a business purpose.



Auditor's Report

We have previously provided and discussed with the Board of Directors and Shareholder a draft of our auditor's report. See attachments for a copy of the issued report.

Other Material Communications

We are required to report to the Board of Directors and Shareholder any material written communications between the firm and management. Related to the Entity's December 31, 2025, audit of its financial statements, the following are material written communications and have been included as attachments:

- Management representation letter for the audit, including summary of uncorrected misstatements (see Attachments)
- Management Representation Letters – SIPC-3 AUP (see Attachments)



Attachments

Management Representation Letter – Financial Statement Audit

As a material communication with management, included herein is a copy of the representation letter provided by management at the conclusion of our engagement for the financial statement audit.

Management Representation Letters – SIPC-3 AUP

As a material communication with management, included herein are copies of the representation letters provided by management for agreed-upon procedures to the Certification of Exclusion From Membership (SIPC-3) to the Securities Investor Protection Corporation (SIPC) at the conclusion of our engagement.

Schedule of Uncorrected Misstatements

The detail of uncorrected misstatements identified as a result of our engagement are included herein.

Independence Letter

Communication concerning independence pursuant to PCAOB Rule 3526 is included herein.

Auditor's Report

As a material communication with the Board of Directors and Shareholder, our auditor's report is included herein.

Attachment A

Management Representation Letters

Representation of:
N.I.S. Financial Services, Inc.
500 East Ninth Street
Kansas City, MO 64106

Provided to:
Forvis Mazars, LLP
Certified Public Accountants
1201 Walnut Street, Suite 1700
Kansas City, MO 64106

The undersigned ("We") are providing this letter in connection with Forvis Mazars' audits of our financial statements as of and for the years ended December 31, 2025 and 2024.

We are also providing this letter in connection with:

- Your review of our Exemption Report as of December 31, 2025.

Our representations are current and effective as of the date of Forvis Mazars' report: February 27, 2026.

Our engagement with Forvis Mazars is based on our contract for services dated: September 29, 2025.

Our Responsibility & Consideration of Material Matters

We confirm that we are responsible for the fair presentation in the financial statements of financial position, results of operations and cash flows in conformity with accounting principles generally accepted in the United States of America.

We are also responsible for adopting sound accounting policies; establishing and maintaining effective internal control over financial reporting, operations, and compliance; and preventing and detecting fraud.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement. An omission or misstatement that is monetarily small in amount could be considered material as a result of qualitative factors.

Confirmation of Matters Specific to the Subject Matter of Forvis Mazars' Report

We confirm, to the best of our knowledge and belief, the following:

Broad Matters

1. We have fulfilled our responsibilities, as set out in the terms of our contract, for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America.

2. We acknowledge our responsibility for the design, implementation, and maintenance of:

    a. Internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

    b.   Internal control to prevent and detect fraud.

3.   We have provided you with:

    a.   Access to all information of which we are aware that is relevant to the preparation and fair presentation of the financial statements, such as financial records and related data, including the names of all related parties and all relationships and transactions with related parties, documentation, and other matters.

    b.   Additional information that you have requested from us for the purpose of the audit.

    c.   Unrestricted access to persons within the entity from whom you determined it necessary to obtain audit evidence.

    d.   All minutes of board meetings, if any, held through the date of this letter or summaries of actions of recent meetings for which minutes have not yet been prepared. All unsigned copies of minutes provided to you are copies of our original minutes approved by the board, if applicable, and maintained as part of our records.

    e.   All significant contracts.

4.   We acknowledge the entity meets the definition of a "public business entity" under generally accepted accounting principles.

5.   The Public Company Accounting Oversight Board (PCAOB) obtains its funding by billing an "accounting support fee" to SEC-registered brokers and dealers with average quarterly tentative net capital greater than $5 million during the preceding calendar year. We confirm that we have no outstanding past-due share of this accounting support fee, if applicable.

6.   We have responded fully and truthfully to all your inquiries.

Misappropriation, Misstatements, & Fraud

7.   We have informed you of all current risks of a material amount that are not adequately prevented or detected by our procedures with respect to:

    a.   Misappropriation of assets.

    b.   Misrepresented or misstated assets, liabilities, or stockholder's equity.

8.   We have no knowledge of fraud or suspected fraud affecting the entity involving:

    a.   Management or employees who have significant roles in internal control over financial reporting, or

    b.   Others when the fraud could have a material effect on the financial statements.

9.   We understand that the term "fraud" includes misstatements arising from fraudulent financial reporting and misstatements arising from misappropriation of assets. Misstatements arising from fraudulent financial reporting are intentional misstatements, or omissions of amounts or disclosures in financial statements to deceive financial statement users. Misstatements arising from misappropriation of assets involve the theft of an entity's assets where the effect of the theft causes the financial statements not to be presented in conformity with accounting principles generally accepted in the United States of America.

10. We have no knowledge of any allegations of fraud or suspected fraud affecting the entity received in communications from employees, former employees, customers, analysts, SEC or other regulators, short-sellers, suppliers, or others.

11. We have assessed the risk that the financial statements may be materially misstated as a result of fraud and disclosed to you any such risk identified.

Ongoing Operations

12. We have evaluated whether there are conditions or events known or reasonably knowable, considered in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern within one year of the date of this letter without consideration of potential mitigating effects of management's plans not yet fully implemented and concluded substantial doubt does not exist.

Related Parties

13. We have disclosed to you the identity of all of the entity's related parties and all the related-party relationships of which we are aware.

    In addition, we have disclosed to you all related-party transactions and amounts receivable from or payable to related parties of which we are aware, including any modifications during the year that were made to related-party transaction agreements which existed prior to the beginning of the year under audit, as well as new related-party transaction agreements that were executed during the year under audit.

    Related-party relationships and transactions have been appropriately accounted for and disclosed in accordance with accounting principles generally accepted in the United States of America.

14. We understand that the term related party refers to:

    - Affiliates

    - Entities for which investments are accounted for by the equity method

    - Trusts for the benefits of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management

    - Principal owners and members of their immediate families

    - Management and members of their immediate families

    - Any other party with which the entity may deal if one party can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests.

    Another party is also a related party if it can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

    The term affiliate refers to a party that directly or indirectly controls, or is controlled by, or is under common control with, the entity.

Litigation, Laws, Rulings & Regulations

15. We have disclosed to you all known actual or possible litigation and claims whose effects should be considered when preparing the financial statements. The effects of all known actual or possible litigation and claims have been accounted for and disclosed in accordance with accounting principles generally accepted in the United States of America.

16. We have no knowledge of communications, other than those specifically disclosed, from regulatory agencies, governmental representatives, employees, or others concerning investigations or allegations of noncompliance with laws and regulations, deficiencies in financial reporting practices, or other matters that could have a material adverse effect on the financial statements.

17. We have disclosed to you all known instances of violations or noncompliance or possible violations or suspected noncompliance with laws and regulations whose effects should be considered when preparing financial statements or as a basis for recording a loss contingency.

18. We have no reason to believe the entity owes any penalties or payments under the Employer Shared Responsibility Provisions of the *Patient Protection and Affordable Care Act*, nor have we received any correspondence from the IRS or other agencies indicating such payments may be due.

19. We have assessed the impacts of the *South Dakota v. Wayfair, Inc.* ruling and have determined that there are no material unrecorded or contingent liabilities that should be recorded or disclosed in the financial statements for the year ended December 31, 2025.

Financial Statements & Reports

20. We do not issue an annual report, nor do we have plans to issue an annual report at this time.

Transactions, Records, & Adjustments

21. All transactions have been recorded in the accounting records and are reflected in the financial statements.

22. We have everything we need to keep our books and records.

23. We have disclosed any significant unusual transactions the entity has entered into during the period, including the nature, terms, and business purpose of those transactions.

24. We believe the effects of the uncorrected financial statement misstatement(s) and omitted disclosures summarized in the attached schedule and aggregated by you during the current engagement are immaterial, both individually and in the aggregate, to the financial statements taken as a whole.

    In making our determination, we have applied the approach noted in the SEC's Staff Accounting Bulletin No. 108 (Topic 1N, Financial Statements, of the SEC's Staff Accounting Bulletin Series), which includes consideration of the "rollover" method and "iron curtain" method in assessing misstatements for materiality. Additionally, we have applied the concepts noted in Staff Accounting Bulletin No. 99 (Topic 1M, Materiality, of the SEC's Staff Accounting Bulletin Series) which requires that a materiality evaluation be based on all relevant quantitative and qualitative factors.

Broker-Dealer Matters

25. All borrowings and financial obligations of which we are aware are included in the financial statements, and all borrowing arrangements of which we are aware are disclosed.

26. There are no capital withdrawals anticipated within the next six months other than as disclosed in the financial statements or notes thereto except as follows:

27. Except as reflected in the financial statements, there are no:

    a. Securities or investments not readily marketable owned by us or borrowed under subordination agreements.

    b. Borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement.

28. We are responsible for establishing and maintaining adequate internal control for safeguarding customer and the entity's securities and for the practices and procedures relevant to the objectives stated in Rule 17a-5(g), including making the periodic computations of aggregated indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for maintaining compliance with the exemptive provisions of Rule 15c3-3. Because the entity does not carry securities accounts for customers or perform custodial functions relating to customer securities, we do not maintain practices and procedures related to the following:

    a. Making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13.

    b. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

    We believe that our practices and procedures were adequate at February 27, 2026, to meet the SEC's objectives. There have been no significant changes in internal control since December 31, 2025.

29. Net capital computations, prepared by the entity during the period from January 1, 2025, through the date of the auditor's report, indicated that the entity was in compliance with the requirements of the Net Capital Rule (and applicable exchange requirements) at all times during the period.

30. The entity is not subject to and did not prepare a calculation for the reserve requirements of Rule 15c3-3 in accordance with applicable regulation.

31. The entity has appropriately reconciled its books and records (for example, general ledger accounts) underlying the financial statements to their related supporting information (for example, subledger or third-party data). All related reconciling items considered to be material were identified and included on the reconciliations and were appropriately adjusted in the financial statements. There were no material unreconciled differences or general ledger suspense account items that should have been adjusted or reclassified to another account. All intracompany and intercompany accounts have been eliminated or appropriately measured and considered for disclosure in the financial statements.

32. The entity's expense sharing agreement has been determined to be on a reasonable basis and our books and records comply with Exchange Act Rule 17a-3(a)(1) and (a)(2).

33. With regard to supplementary information including the Schedule I - Computation of Net Capital Under Rule 15c3-1:

a. We understand and acknowledge our responsibility for the fair presentation of the supplemental information in conformity with accounting principles generally accepted in the United States of America and the requirements of Rule 17a-5 under the *Securities Exchange Act of 1934*.

b. We believe the supplemental information, including its form and content, is fairly presented in accordance with accounting principles generally accepted in the United States of America and the requirements of Rule 17a-5 under the *Securities Exchange Act of 1934*.

c. The methods of measurement and presentation of the supplemental information are unchanged from those used in the prior period.

d. We are responsible for, and have disclosed to you, any significant assumptions or interpretations underlying the measurement and presentation of the supplemental information, and we believe assumptions or interpretations are appropriate.

34. There have been no regulatory examination reports, supervising correspondence, or similar materials received from applicable regulatory agencies, including communications concerning supervisory actions or noncompliance with, or deficiencies in, rules, regulations, or supervisory actions during the years ended December 31, 2025, or through February 27, 2026 that we have not provided to you.

35. There have been no communications from regulatory agencies concerning noncompliance with or deficiencies in financial reporting practices.

36. With regard to your procedures performed for the review of the Exemption Report:

a. We are responsible for compliance with the identified exemption provisions throughout the year.

b. We are responsible for the following assertions that are included in the Exemption Report.

i. The Company claimed an exemption from 17 C.F.R. SS 240.15c-3-3 under the following provisions of 17 C.F.R. SS 240.15c-3-3(k): (1).

ii. The Company met the identified exemption provisions in 17 C.F.R. SS 240.15c3-3(k):(1) throughout the most recent fiscal year without exception.

c. We have made available to you all records and other information relevant to the assertions listed in the Exemption Report, including all known matters contradicting the assertions, and all communications from regulatory agencies, internal auditors, and others received through the date of the review report.

d. There have been no known events or other factors subsequent to year-end that might significantly affect our compliance with the identified exemption provisions.

e. The entity has been in compliance with the exemptive provisions of SEC Rule 15c3-3 at all times during the years ended December 31, 2025 and through February 27, 2026.

37. There were no significant deficiencies, material weaknesses, or material inadequacies at December 31, 2024 or during the period through February 27, 2026, in internal control over financial reporting and control activities for safeguarding the entity's securities (as well as other assets), and the practices and procedures followed in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital as defined in accordance with the Net Capital Rule (SEC Rule 15c3-1).

38. We are aware of the requirements regarding expense-sharing agreements as specified in SEC Rule 15c3-1(c)(2)(i)(F) and the July 11, 2003, letter issued by the Securities and Exchange Commission, Division of Market Regulation. We believe the entity has sufficient documentation necessary to verify the financial independence of the affiliated entity assuming the entity's liabilities, has appropriately recorded all expenses relative to the operation of its business, and is in compliance with the Rule and the requirements stipulated in the letter.

39. All securities exchange memberships and participation in joint accounts carried by others have been properly recorded.

Accounting & Disclosure

40. All transactions entered into by the entity are final. We are not aware of any unrecorded transactions, side agreements or other arrangements (either written or oral) that are in place.

41. Except as reflected in the financial statements, there are no:

    a. Plans or intentions that may materially affect carrying values or classifications of assets, liabilities, or stockholder's equity.

    b. Material transactions omitted or improperly recorded in the financial records.

    c. Material unasserted claims or assessments that are probable of assertion or other gain/loss contingencies requiring accrual or disclosure in accordance with Accounting Standards Codification (ASC) Topic 450, *Contingencies*, including those arising from environmental remediation obligations.

    d. Events occurring subsequent to the statement of financial condition date through the date of this letter, which is the date the financial statements were available to be issued, requiring adjustment or disclosure in the financial statements.

    e. Agreements to purchase assets previously sold.

    f. Arrangements with financial institutions involving compensating balances or other arrangements involving restrictions on cash balances, lines of credit, or similar arrangements.

    g. Guarantees, whether written or oral, under which the entity is contingently liable.

    h. Known or anticipated asset retirement obligations.

42. Except as disclosed in the financial statements, the entity has:

    a. Satisfactory title to all recorded assets, and those assets are not subject to any liens, pledges, or other encumbrances.

    b. Complied with all aspects of contractual agreements, for which noncompliance would materially affect the financial statements.

43. The entity's reportable segments have been appropriately identified and the related segment and enterprise-wide disclosures have been made.

Estimates

44. We have identified all accounting estimates that could be material to the financial statements and we confirm the appropriateness of the methods and the consistency in their application, the accuracy and completeness of data, and the reasonableness of significant assumptions used by us in making the accounting estimates, including those measured at fair value reported in the financial statements.

45. Significant estimates that may be subject to a material change in the near term have been properly disclosed in the financial statements. We understand that "near term" means the period within one year of the date of the financial statements. In addition, we have no knowledge of concentrations, which refer to volumes of business revenues, loans, investments, or deposits, existing at the date of the financial statements that would make the entity vulnerable to the risk of severe impact in the near term that have not been properly disclosed in the financial statements.

J. Brent Burkholder (Feb 27, 2026 17:49:09 CST)

Brent Burkholder, President and CEO
brent.burkholder@ozark-national.com

Jill Thompson (Feb 27, 2026 17:47:17 CST)

Jill Thompson, Director of Accounting
jill.thompson@ozark-national.com

Representation of:
N.I.S. Financial Services, Inc.
500 East Ninth Street
Kansas City, MO 64106

Provided to:
Forvis Mazars, LLP
Certified Public Accountants
1201 Walnut Street, Suite 1700
Kansas City, MO 64106

The undersigned ("We") are providing this letter in connection with Forvis Mazars' engagement to apply agreed-upon procedures to the Certification of Exclusion From Membership (Form SIPC-3) to the Securities Investor Protection Corporation (SIPC) of N.I.S. Financial Services, Inc. for the year ended December 31, 2025.

Our representations are current and effective as of the date of Forvis Mazars' report: February 27, 2026.

Our engagement with Forvis Mazars is based on our contract for services dated: September 29, 2025.

Confirmation of Matters Specific to the Subject Matter of Forvis Mazars' Report

We confirm, to the best of our knowledge and belief, the following:

1. We are responsible for the Company's compliance with the applicable instructions of the Certification of Exclusion From Membership (Form SIPC-3) in accordance with Rule 17a-5(e)(4) of the *Securities and Exchange Act of 1934* and the SIPC Series 600 Rules.

2. We are responsible for establishing and maintaining effective internal control over compliance with the applicable instructions of the Certification of Exclusion From Membership (Form SIPC-3).

3. We are responsible for the presentation of the Certification of Exclusion From Membership (Form SIPC-3) in accordance with Rule 17a-5(e)(4) of the *Securities Exchange Act of 1934* and the SIPC Series 600 Rules.

4. We have disclosed to you all instances in which artificial intelligence (AI) systems or tools were used in processes and internal controls relevant to the compliance with the applicable instructions of the Certification of Exclusion From Membership (Form SIPC-3). We acknowledge our responsibility for the design, implementation, and maintenance of internal controls related to the use of AI.

5. As of December 31, 2025, the Certification of Exclusion From Membership (Form SIPC-3) is presented in compliance with the applicable SIPC-3 instructions in accordance with Rule 17a-5(e)(4) of the *Securities Exchange Act of 1934* and the SIPC Series 600 Rules.

6. We are responsible for selecting the agreed-upon procedures criteria and for determining that such criteria are appropriate for our purposes and the intended purpose of the engagement.

7. We have disclosed to you all known noncompliance with the applicable instructions of the Certification of Exclusion From Membership (Form SIPC-3), including noncompliance occurring after December 31, 2025.

8. We have made available all documentation and other information that we believe is relevant to our compliance with the applicable instructions of the Certification of Exclusion From Membership (Form SIPC-3).

9. There have been no communications from regulatory agencies, internal auditors, or other independent accountants or consultants regarding possible noncompliance with the applicable instructions of the Certification of Exclusion From Membership (Form SIPC-3), including communications received between December 31, 2025 and the date of Forvis Mazars' report.

10. All known matters contradicting the subject matter and any communication from regulatory agencies or others affecting the subject matter have been disclosed to you, including any communications received between the end of the period addressed by the subject matter and the date of your report.

11. We are not aware of any material misstatements in the subject matter.

12. No events have occurred subsequent to December 31, 2025 and through the date of this letter that would require adjustment to or modification of the Certification of Exclusion From Membership.

13. Your report is intended solely for the information and use of N.I.S. Financial Services, Inc. and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

14. We have responded fully and truthfully to all your inquiries.

15. We have agreed to the procedures and acknowledge that the procedures are appropriate for our purposes. We have obtained from all necessary parties agreement to the procedures and acknowledgment that the procedures are appropriate for their purposes.

NIS Financial Services

J. Brent Burkholder (Feb 27, 2026 17:47:42 CST)

Brent Burkholder, President and CEO
brent.burkholder@ozark-national.com

Jill Thompson (Feb 27, 2026 17:43:37 CST)

Jill Thompson, Director of Accounting
jill.thompson@ozark-national.com

Attachment B

Schedule of Uncorrected Misstatements

N.I.S. Financial Services, Inc.
Period Ending: December 31, 2025
ATTACHMENT

This analysis and the attached "Schedule of Uncorrected Misstatements (Adjustments Passed)" reflect the effects on the financial statements if the uncorrected misstatements identified were corrected.

QUANTITATIVE ANALYSIS

	Before Misstatements	Misstatements	Subsequent to Misstatements	% Change
Total Assets	17,634,413	0	17,634,413	0.00%
Total Liabilities	(1,901,370)	(18,217)	(1,919,587)	0.96%
Retained Earnings	(7,095,004)	18,217	(7,076,787)	-0.26%
Capital and Other Equity	(8,638,039)	0	(8,638,039)	0.00%
Total Equity	(15,733,043)	18,217	(15,714,826)	-0.12%
Revenues & Income	(13,280,942)	0	(13,280,942)	0.00%
Costs & Expenses	8,256,590	18,217	8,274,807	0.22%
Net Income (Rollover Method)	(5,024,352)	18,217	(5,006,135)	-0.36%

Client: N.I.S. Financial Services, Inc.
Period Ending: December 31, 2025

SCHEDULE OF UNCORRECTED MISSTATEMENTS (ADJUSTMENTS PASSED)

Description	Location or Business Unit	Financial Line Item	Factual (F), Judgmental (J) or Projected (P)	Assets DR (CR)	Liabilities DR (CR)	(X) Non Tax	Revenues & Income DR (CR)	Costs & Expenses DR (CR)	Retained Earnings DR (CR)	Capital and Other Equity DR (CR)	Net Effect on Following Year (Optional) Net Income DR (CR)	Equity DR (CR)
Include correct state income tax expense deduction in federal tax provision calculation	SFS		F	0	(23,060)		0	23,060	0	0	(23,060)	23,060
		Provision for income taxes						23,060			(23,060)	
		Taxes payable			(23,060)							23,060
				0	0		0	0	0	0	0	0
				0	0		0	0	0	0	0	0
				0	0		0	0	0	0	0	0
				0	0		0	0	0	0	0	0
				0	0		0	0	0	0	0	0

	Assets	Liabilities	Revenues & Income	Costs & Expenses	Retained Earnings	Capital and Other Equity	Net Income	Equity
Taxable passed adjustments			0	23,060	0	0	(23,060)	23,060
Times (1 - effective tax rate of 21%)			79%	79%	79%	79%		
Taxable passed adjustments net of tax impact		4,843	0	18,217	0	0		
Nontaxable passed adjustments	0	(23,060)	0	0	0	0		
Total passed adjustments, net of tax impact (if any)	0	(18,217)	0	18,217	0	0		

Impact on Net Income	18,217
Impact on Equity	18,217
Impact on Net Income	18,217

Client: N.I.S. Financial Services, Inc.
Period Ending: December 31, 2025
Instructions: List uncorrected and omitted disclos

1	Disaggregated revenue footnote within financials does not include Gross/Net Sales revenue and therefore does not agree back to the face of the financials	Omitted	59,095	**Disaggregated revenues**

Attachment C

Independence Letter

Forvis Mazars, LLP
1201 Walnut Street, Suite 1700
Kansas City, MO 64106
P 816.221.6300 | F 816.221.6380
forvismazars.us



Independence Letter

February 27, 2026

Board of Directors
N.I.S. Financial Services, Inc.
Kansas City, Missouri

PCAOB Rule 3526, *Communication with Audit Committees Concerning Independence*, requires that we disclose to you in writing, at least annually, all relationships between our firm and any affiliates and your Company and its related entities or persons in financial reporting oversight roles at your Company that may reasonably be thought to bear on independence. We have prepared the following comments to facilitate our discussion with you regarding any such matters arising since January 19, 2026, the date of our last letter.

Relationships That May Bear on Independence

The following is a description of such relationships as of February 27, 2026, of which we are aware that are relevant to our audit of the Company's financial statements for the year ended December 31, 2025.

We are not aware of any such relationships.

Confirmation of Independence

We confirm that we are independent of the Company in compliance with Rule 3520 and within the meaning of the federal securities laws administered by the Securities and Exchange Commission.

As further required by PCAOB Rule 3526, we will be pleased to discuss the potential effects of such relationships on our independence with respect to the Company.

This letter is intended solely for use by you and other members of the Board of Directors in your consideration of our independence as auditors, and should not be used for any other purpose.

Sincerely,

Forvis Mazars, LLP

Kansas City, Missouri

forvis
mazars

Attachment D

Auditor's Report

Forvis Mazars, LLP
1201 Walnut Street, Suite 1700
Kansas City, MO 64106
P 816.221.6300 | F 816.221.6380
forvismazars.us



Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholder
N.I.S. Financial Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of N.I.S. Financial Services, Inc. (the "Company") as of December 31, 2025 and 2024, the related statements of income, changes in shareholder's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Under Rule 15-c3-1, Computation for Determination of Customer Reserve Requirements and PAB Account Reserve Requirements Under Rule 15c3-3, and Information Relating to Possession or Control Requirements Under Rule 15c3-3 as of December 31, 2025 (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Forvis Mazars, LLP

We have served as the Company's auditor since 2003.

Kansas City, Missouri
February 27, 2026

N.I.S. Financial Services, Inc.

Report of Independent Registered Public Accounting Firm and
Financial Statements

December 31, 2025 and 2024

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
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hours per response: 12

SEC FILE NUMBER
8-15919

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: N.I.S. Financial Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

500 East 9th Street
(No. and Street)

Kansas City	MO	64106-2627
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brent Burkholder, President	816-842-6300	brent.burkholder@ozark-national.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

FORVIS MAZARS, LLP
(Name – if individual, state last, first, and middle name)

1201 Walnut Street	Kansas City	MO	64106-2246
(Address)	(City)	(State)	(Zip Code)

10/16/2003	686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brent Burkholder, President, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of N.I.S. Financial Services, Inc., as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CHARLENE M ZEDELL
Notary Public - Notary Seal
STATE OF MISSOURI
Jackson County
My Commission Expires Sept. 22, 2028
Commission #24400557

Charlene M Zedell
2/20/26

Signature: [signature]

Title:
President

This filing** contains (check all applicable boxes):

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

N.I.S. Financial Services, Inc.
December 31, 2025 and 2024

Contents

The Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 is not included herein as the Company claims exemption from such computation under Section (k)(1), as the Company's business is limited.

Forvis Mazars, LLP
1201 Walnut Street, Suite 1700
Kansas City, MO 64106
P 816.221.6300 | F 816.221.6380
forvismazars.us



Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholder
N.I.S. Financial Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of N.I.S. Financial Services, Inc. (the "Company") as of December 31, 2025 and 2024, the related statements of income, changes in shareholder's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Under Rule 15-c3-1, Computation for Determination of Customer Reserve Requirements and PAB Account Reserve Requirements Under Rule 15c3-3, and Information Relating to Possession or Control Requirements Under Rule 15c3-3 as of December 31, 2025 (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Forvis Mazars, LLP

We have served as the Company's auditor since 2003.

Kansas City, Missouri
February 27, 2026

N.I.S. Financial Services, Inc.
Statements of Financial Condition
December 31, 2025 and 2024

Assets

	2025	2024
Cash and cash equivalents	$ 8,940,729	$ 4,794,037
Restricted cash	700,000	700,000
Total cash, cash equivalents and restricted cash	9,640,729	5,494,037
Receivables		
Concessions	1,039,272	2,481,476
Accrued interest	25,280	15,937
Affiliates	9,425	119,046
Other	17	12
Deferred federal income tax	6,772,143	3,470,594
State income tax receivable	101,406	-
Other assets	46,141	45,965
Total assets	$ 17,634,413	$ 11,627,067

Liabilities and Stockholder's Equity

	2025	2024
Liabilities		
Accrued commissions	$ 463,263	$ 911,166
Due to broker	9,425	119,046
State income tax payable	-	126,431
Other liabilities	1,428,682	619,230
Total liabilities	1,901,370	1,775,873
Stockholder's Equity		
Common stock, $1 par value; 30,000 shares authorized, 20,000 shares issued and outstanding	20,000	20,000
Additional contributed capital	8,618,039	5,760,542
Retained earnings	7,095,004	4,070,652
Total stockholder's equity	15,733,043	9,851,194
Total liabilities and stockholder's equity	$ 17,634,413	$ 11,627,067

N.I.S. Financial Services, Inc.

Statements of Income
Years Ended December 31, 2025 and 2024

	2025	2024
Income		
Concessions	$12,978,425	$12,359,318
Interest	301,618	402,388
Other	899	4,092
Total income	13,280,942	12,765,798
Expenses		
Commissions	4,650,258	4,441,714
Salaries and related benefits	641,682	607,762
Licenses and registration fees	115,457	156,219
Service fees	891,894	861,283
Other operating expenses	453,886	539,550
Total expenses	6,753,177	6,606,528
Income Before Taxes	6,527,765	6,159,270
Provision for Income Taxes	1,503,413	1,457,079
Net Income	$ 5,024,352	$ 4,702,191

N.I.S. Financial Services, Inc.
Statements of Changes in Stockholder's Equity
Years Ended December 31, 2025 and 2024

	Common Stock	Additional Contributed Capital	Retained Earnings	Total
Balance, January 1, 2024	$ 20,000	$ 5,760,542	$ 7,368,461	$13,149,003
Net income	-	-	4,702,191	4,702,191
Cash dividends ($400 per share)	-	-	(8,000,000)	(8,000,000)
Balance, December 31, 2024	20,000	5,760,542	4,070,652	9,851,194
Additional paid in capital	-	2,857,497	-	2,857,497
Net income	-	-	5,024,352	5,024,352
Cash dividends ($100 per share)	-	-	(2,000,000)	(2,000,000)
Balance, December 31, 2025	$ 20,000	$ 8,618,039	$ 7,095,004	$15,733,043

N.I.S. Financial Services, Inc.
Statements of Cash Flows
Years Ended December 31, 2025 and 2024

	2025	2024
Operating Activities		
Net income	$ 5,024,352	$ 4,702,191
Items not requiring cash		
Deferred federal income tax	(444,052)	406,885
Changes in		
Concessions receivable	1,442,204	(451,097)
Accrued interest	(9,343)	17,117
Other receivables	(5)	565
Affiliate receivables	109,621	(111,450)
Other assets	(176)	(5,106)
Accrued commissions	(447,903)	136,070
Payable to parent for federal income tax	-	95,580
Due to (from) broker	(109,621)	111,450
State income tax receivable	(227,837)	(3,932)
Other liabilities	809,452	162,038
Net cash provided by operating activities	6,146,692	5,060,311
Financing Activities		
Dividends paid	(2,000,000)	(8,000,000)
Net cash used in financing activities	(2,000,000)	(8,000,000)
Increase (Decrease) in Cash, Cash Equivalents and Restricted Cash	4,146,692	(2,939,689)
Cash, Cash Equivalents and Restricted Cash, Beginning of Year	5,494,037	8,433,726
Cash, Cash Equivalents and Restricted Cash, End of Year	$ 9,640,729	$ 5,494,037
Supplemental Cash Flows Information		
Income taxes paid	$ 1,327,300	$ 603,363
Supplemental Noncash Disclosure		
Additional paid in capital	$ 2,857,497	$ -

N.I.S. Financial Services, Inc.
Notes to Financial Statements
December 31, 2025 and 2024

Note 1:   Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

On May 30, 2025, Americo Financial Life and Annuity Insurance Company ("AFL"), whose ultimate parent company is Financial Holding Corporation ("FHC"), acquired N.I.S. Financial Services, Inc. (the "Company") from National Western Life Group, Inc. ("NWLG"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company acts as an agent in the sale of mutual funds to policyholders of Ozark National Life Insurance Company ("Ozark"), a wholly owned subsidiary of AFL.

Cash, Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

The Company maintains segregated funds in a special reserve bank account for the exclusive benefit of customers in accordance with Rule 15c3-3 of the SEC.

At December 31, 2025, the Company's cash accounts exceeded federally insured limits by approximately $9,395,000.

Accounts Receivable

Accounts receivable are stated at the amounts billed to customers. The Company provides an allowance for doubtful accounts based upon a review of outstanding receivables, historical collection experience and existing economic conditions. Accounts receivable are ordinarily due 30 days after the transaction period. Accounts past due more than 120 days are considered delinquent. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer.

As of December 31, 2025 and 2024, accounts receivable from contracts with customers were $1,039,272 and $2,481,476, respectively.

Revenue Recognition

The Company enters into arrangements to distribute shares of investment company products to investors. The Company believes that its performance obligation is satisfied upon the sale of securities to investors, which occurs on the trade date. Accordingly, fixed consideration is recognized on the trade date.

Variable consideration is recognized to the extent it is probable that a significant reversal of revenue will not occur when the uncertainty is resolved. Because variable consideration is dependent on the market value of the underlying funds at future points in time and the length of time investors remain in the funds – both of which are highly susceptible to factors outside the Company's control – the Company does not believe it can overcome this constraint until such information becomes known. Distribution fees recognized in the current period are primarily related to performance obligations satisfied in prior periods.

During 2025 and 2024, the Company recognized distribution commission revenue primarily related to current period activity of $2,054,780 and $1,880,250, respectively, and revenue under Rule 12b-1 service plans primarily related to performance obligations satisfied in prior periods of $10,864,550 and $10,422,342, respectively.

Fair Value of Financial Instruments

The carrying amounts reported in the statements of financial condition for cash, cash equivalents and restricted cash, receivables and all liabilities approximate fair value due to their short-term nature.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company has evaluated subsequent events through February 27, 2026, the date the financial statements were issued, and determined that no events have occurred that require adjustments to or disclosure in the financial statements.

Note 2: Recent Accounting Pronouncements

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures.* The amendments enhance the transparency and decision usefulness of income tax disclosures by requiring enhanced rate reconciliation disclosures, disaggregation of income taxes paid by jurisdiction, and additional information about income (loss) before income taxes by jurisdiction.

The Company adopted ASU 2023-09 effective January 1, 2025. The amendments are required to be applied on a prospective basis, with retrospective application permitted. Adoption did not impact the Company's financial position, results of operations, or cash flows, as the guidance relates solely to disclosures. The Company has included the required enhanced income tax disclosures in Note 3 – Income Taxes.

Management has evaluated other recently issued Accounting Standards Updates and determined that none are expected to have a material impact on the Company's financial statements or related disclosures.

N.I.S. Financial Services, Inc.
Notes to Financial Statements
December 31, 2025 and 2024

Note 3:   Income Taxes

Deferred tax assets and liabilities are recognized for the tax effects of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, based on available evidence, it is more likely than not that a portion or all of the deferred tax asset will not be realized. The Company has concluded it is more likely than not to realize the benefits of all its deferred income tax assets, and, accordingly, the Company has not recorded a valuation allowance as of December 31, 2025.

On May 30, 2025, the Company experienced a change in control as an acquiree pursuant to a stock purchase agreement ("SPA") dated February 18, 2025. An election under Section 338(h)(10) of the Internal Revenue Code was made, which allows the stock purchase to be treated as an asset acquisition for federal income tax purposes. As a result, the Company recorded goodwill of $33.7 million for federal income tax purposes, which will be amortized over 15 years. The Company recognized a deferred tax asset of $7.1 million related to this goodwill as of May 31, 2025. In accordance with ASC 740-20-45-11(g), the current and deferred tax effects of the transaction were recorded directly to equity. The net impact of the transaction was an increase in the Company's deferred tax asset of $3.8 million and an increase in equity of $2.9 million.

Effective May 30, 2025, the Company joined FHC in filing a consolidated federal income tax return. In accordance with the tax sharing arrangement with FHC, the Company recognizes federal income tax expense and remits to FHC the amount invoiced. The Company also recognizes state income tax expense and remits the computed amount directly to the applicable states, or to FHC if the state permits the filing of a consolidated or combined return. During 2025, the Company made federal and state income tax payments to FHC of $0 and state income tax payments directly to the states totaling $1,327,300.

Prior to May 30, 2025, the Company participated in a consolidated federal income tax return with NWLG. In accordance with the tax sharing arrangement with NWLG and its affiliates, the Company recognized federal income tax expense and remitted to NWLG the amount invoiced. The Company also recognized state income tax expense and remitted the computed amount directly to the applicable states, or to NWLG if the state permitted the filing of a consolidated return. During 2024, the Company made federal and state income tax payments to NWLG of $401,000, and state income tax payments directly to the states totaling $202,363.

The Company is no longer subject to federal or state income tax examinations for tax years prior to 2022. In addition, pursuant to the terms of the SPA, NWLG is responsible for any combined or consolidated income tax liabilities arising from examinations of tax periods ending on or before May 30, 2025.

The Company had no uncertain tax positions at December 31, 2025.

Disaggregation of Income Tax Expense

For the years ended December 31, 2025 and 2024, income tax expense consists of the following:

	2025	2024
Income before taxes	$ 6,527,765	$ 6,159,270
Current tax expense		
U.S.	848,003	845,762
State and local	194,139	204,431
Total current tax expense	$ 1,042,142	$ 1,050,193
Deferred tax expense		
U.S.	461,271	406,886
Total deferred tax expense	$ 461,271	$ 406,886
Total income tax expense	$ 1,503,413	$ 1,457,079

Effective Tax Rate Reconciliation

The following table reconciles the U.S. federal statutory tax rate to the Company's effective tax rate:

	December 31, 2025		December 31, 2024	
	Amount	Percentage	Amount	Percentage
U.S. Federal Statutory Rate	$1,370,831	21.0 %	$1,293,447	21.0 %
State and local income taxes	130,311	2.0	161,500	2.7
Nontaxable or nondeductible items				
All Other, net (under 5%)	2,272	0.0	2,132	0.0
Effective Tax Rate	$1,503,413	23.0 %	$1,457,079	23.7 %

N.I.S. Financial Services, Inc.
Notes to Financial Statements
December 31, 2025 and 2024

Income Taxes Paid

Cash paid for income taxes, net of refunds, was:

| | Year Ended December 31, | |
	2025	2024
Income taxes paid, net of refunds		
U.S.	$ -	$ 395,000
State and local	1,327,300	208,363
Total income taxes paid, net of refunds	$ 1,327,300	$ 603,363

Payments to the following jurisdictions exceeded 5% of the total income taxes paid, net of refunds:

| | Year Ended December 31, | |
	2025	2024
Iowa	$ 291,000	$ 43,000
Kansas	71,500	(a)
Louisiana	91,000	(a)
Minnesota	182,000	(a)
Missouri	215,000	45,165
Nebraska	124,000	(a)
Wisconsin	114,500	(a)

(a) Jurisdiction does not meet the 5% disaggregation threshold in the period presented.

In 2024 and 2025 state taxes paid to Iowa, Minnesota, and Missouri made up the majority (greater than 50%) of the state and local taxes.

N.I.S. Financial Services, Inc.
Notes to Financial Statements
December 31, 2025 and 2024

Deferred Tax Assets and Liabilities

The components of deferred tax assets and liabilities are reflected in the following table:

	Year Ended December 31,	
	2025	2024
Deferred Tax Assets		
Other	18,347	7,102
Goodwill	6,753,329	3,463,492
Total deferred tax assets	$ 6,771,676	$ 3,470,594
Deferred Tax Liabilities		
Other	467	-
Total deferred tax liabilities	$ 467	$ -
Net Deferred Tax Asset	$ 6,772,143	$ 3,470,594

Note 4: Related Party Transactions

Service Agreement

The Company has a service agreement with Ozark, a related party, under which Ozark provides office space, equipment and information technology services to the Company. The agreement requires the Company to pay for office space and equipment based on square footage and for other services based on the number of Company mutual fund accounts.

The Company incurred expenses of $891,894 and $861,283 under this service agreement for the years ended December 31, 2025 and 2024, respectively.

Note 5: Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. Under Rule 15c3-1, minimum net capital is the greater of $5,000 or $6\frac{2}{3}\%$ of aggregate indebtedness.

As of December 31, 2025, the Company's ratio of aggregate indebtedness to net capital, as defined by Rule 15c3-1, was 0.25 to 1. The Company is required by regulatory authorities to maintain a ratio of less than 15 to 1. As of December 31, 2025, the Company had net capital of $7,634,459, which exceeded the required net capital by $7,507,700.

Note 6: Cash Dividends

The Company declared and paid cash dividends of $2,000,000 to AFL and $8,000,000 to NWLG for the years ended December 31, 2025 and 2024, respectively.

N.I.S. Financial Services, Inc.
Notes to Financial Statements
December 31, 2025 and 2024

Note 7: Employee Benefit Plans

As disclosed in Note 1, AFL acquired the Company from NWLG during 2025. As a result of the acquisition, the Company participated in qualified 401(k) plans sponsored by both NWLG and AFL for substantially all employees during the year. The Company made matching contributions to the 401(k) plans of up to four percent of each eligible employee's compensation, based on the employee's level of salary deferrals. For the years ended December 31, 2025 and December 31, 2024, the Company's contributions totaled $15,228 and $14,610, respectively.

In 2024, the former President of the Company was eligible to receive restricted stock units ("RSUs") and stock appreciation rights ("SARs") under NWLG's Incentive Plan. The RSUs and SARs provided solely for cash settlement based on the market price of NWLG's Class A common stock, with compensation cost measured using the fair value method. RSUs vested 100% three years from the grant date, and SARs vested 33.3% annually beginning after one year of service from the grant date.

On July 9, 2024, NWLG was acquired by S. USA Life Insurance Company, Inc., a subsidiary of Prosperity Group Holdings, in an all-cash merger valued at approximately $1.9 billion. As a result of the acquisition, the NWLG Incentive Plan was terminated and all unvested RSUs and SARs vested immediately. On July 18, 2024, the Company paid $170,318 in settlement for all remaining outstanding RSUs and SARs.

Note 8: Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of significant estimates and current vulnerabilities due to concentrations. Significant matters include the following:

Concession Income and Concession Receivables

Substantially all of the Company's distribution commission revenue, revenue recognized under Rule 12b-1 service plans, and receivables result from transactions with three broker-dealers. The Company does not require collateral to support these receivables but closely monitors its business with these entities to ensure timely settlement. The Company has a concentration of credit risk with respect to these receivables.

- In both 2025 and 2024, approximately 99% of revenue recognized under Rule 12b-1 service plans was earned under dealer agreements with these three broker-dealers.

- In both 2025 and 2024, approximately 77% and 78%, respectively, of distribution commission revenue was earned under a dealer agreement with a single broker-dealer.

Note 9:   Contingencies

General Litigation

The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business. Management believes that the disposition or ultimate resolution of such matters will not have a material adverse effect on the Company's financial position. No amounts have been accrued in the financial statements for outstanding lawsuits; however, due to the inherent uncertainty, the ultimate outcome could differ materially.

Examinations

The SEC commenced its most recent examination of the Company on July 17, 2023. The Company received a deficiency letter from the SEC dated April 25, 2024 and submitted a response on May 15, 2024. As of the date of these financial statements, the Company has not received any further correspondence from the SEC related to this examination.

FINRA commenced its most recent examination of the Company on April 21, 2025, which was completed on October 31, 2025.

Note 10:   Off-Balance Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk if a customer is unable to fulfill its contractual obligations and the Company is required to purchase the underlying financial instruments at a loss.

Note 11:   Segment Reporting

The Company operates in a single line of business as a broker-dealer, focused solely on distributing shares of investment company products to investors. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business and to manage operations. Additionally, the CODM considers excess net capital (see Note 5), which is not a measure of profit and loss, in operational decisions such as whether to reinvest profits or pay dividends while maintaining regulatory capital adequacy.

The Company's operations constitute a single operating segment and, therefore, a single reportable segment, as the CODM manages the business using consolidated information for the Company as a whole. The accounting policies used to measure segment profit and loss are the same as those described in the summary of significant accounting policies. The Company derived 97% of its total revenues from three broker-dealers, including one broker-dealer that amounted to 75% of total revenues.

Supplementary Information

N.I.S. Financial Services, Inc.
Computation of Net Capital Under Rule 15c3-1
December 31, 2025

Aggregate Indebtedness	$ 1,901,370
Stockholder's Equity	$15,733,043
Less Nonallowable Assets	
Receivables and other assets	(7,929,687)
Haircuts on securities	(168,897)
Net capital	7,634,459
Less net capital requirements - greater of $5,000 or 6 2/3% of aggregate indebtedness	(126,759)
Net capital in excess of requirement	$ 7,507,700
Ratio of Aggregate Indebtedness to Net Capital	0.25 to 1

Note: There were no material differences between the computation of net capital and the basic net capital requirement computation included in these financial statements with those previously reported by the Company in the unaudited FOCUS Report Part II A.

N.I.S. Financial Services, Inc.
Computation for Determination of
Customer Reserve Requirements and PAB
Account Reserve Requirements Under Rule 15c3-3
December 31, 2025

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that Rule.

See accompanying Report of Independent Registered Public Accounting Firm

N.I.S. Financial Services, Inc.
Information Relating to Possession or
Control Requirements Under Rule 15c3-3
December 31, 2025

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that Rule.

See accompanying Report of Independent Registered Public Accounting Firm



Life insurance underwritten by
Ozark National Life*
(816) 842-6300

Mutual funds offered through
N.I.S. Financial Services, Inc.*
(816) 842-8685

N.I.S. Financial Services, Inc. Exemption Report

N.I.S. Financial Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k):

(1) The provisions of this section shall not be applicable to a broker or dealer meeting all of the following conditions:

(i) The broker's or dealer's transactions as dealer (as principal for its own account) are limited to the purchase, sale, and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company; except that a broker or dealer transacting business as a sole proprietor may also effect occasional transactions in other securities for its own account with or through another registered broker or dealer;

(ii) The broker's or dealer's transactions as broker (agent) are limited to:

(*a*) The sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company;

(*b*) the solicitation of share accounts for savings and loan associations insured by an instrumentality of the United States; and

(*c*) the sale of securities for the account of a customer to obtain funds for immediate reinvestment in redeemable securities of registered investment companies; and

Offering the **Balanced** Program®

(iii) The broker or dealer promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

(iv) Notwithstanding the foregoing, this section shall not apply to any insurance company which is a registered broker-dealer, and which otherwise meets all of the conditions in paragraphs (k)(1) (i), (ii), and (iii) of this section, solely by reason of its participation in transactions that are a part of the business of insurance, including the purchasing, selling, or holding of securities for or on behalf of such company's general and separate accounts.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(1) throughout the most recent fiscal year without exception.

N.I.S. Financial Services, Inc.

I, Brent Burkholder, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Title: President

January 28, 2026

Forvis Mazars, LLP
1201 Walnut Street, Suite 1700
Kansas City, MO 64106
P 816.221.6300 | F 816.221.6380
forvismazars.us



Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholder
N.I.S. Financial Services, Inc.

We have reviewed management's statements, included in the accompanying N.I.S. Financial Services, Inc. Exemption Report, in which (1) N.I.S. Financial Services, Inc. (the "Company") identified the following provisions of 17 CFR §15c3-3(k) under which the Company claimed an exemption from 17 CFR §240.15c3-3: paragraph (k) (1) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k) (1) of Rule 15c3-3 under the *Securities Exchange Act of 1934*.

Forvis Mazars, LLP

Kansas City, Missouri
February 27, 2026

Forvis Mazars, LLP is an independent member of Forvis Mazars Global Limited



Independent Registered Public Accounting Firm's Agreed-Upon Procedures Report Related to an Entity's Claim for Exclusion from SIPC Membership

Board of Directors and Shareholder
N.I.S. Financial Services, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the *Securities Exchange Act of 1934* and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, on the accompanying Certification of Exclusion From Membership (Form SIPC-3) for the year ended December 31, 2025. Management of N.I.S. Financial Services, Inc. (the "Company") is responsible for its Form SIPC-3 and for its compliance with the applicable instructions on Form SIPC-3.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the exclusion requirements from membership in SIPC under Section 78ccc(a)(2)(A) of the *Securities Investor Protection Act of 1970* for the year ended December 31, 2025, as noted on the accompanying Form SIPC-3. In addition, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2025, to the Total Revenues in the Company's audited financial statements included on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025, noting no differences.

2. Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2025, to supporting schedules and working papers, noting no differences.

3. Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2025, and in the related schedules and working papers, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-3 and for its compliance with the applicable instructions on Form SIPC-3 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company, and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Forvis Mazars, LLP

Kansas City, Missouri
February 27, 2026

N.I.S. Financial Services, Inc.

Schedule of Form SIPC-3 Revenues for the year ended 12/31/2025

Amount($)	Business activities through which revenue was earned
$0	Business conducted outside the United States and its territories and possessions
$12,978,425	Distribution of shares of registered open end investment companies or unit investment trusts
$0	Sales of variable annuities
$0	Insurance commissions and fees
$0	Investment advisory services to one of more registered investment companies or insurance company separate accounts
$0	Transactions in securities futures products
$12,978,425	**Total Revenues**